Exhibit 99.3

VERSES Genius™ Agent Outperforms Leading AI Algorithms at Major Industry Benchmark

Demonstrating High Performance in “Atari Challenge” with 90% Less Data, 96% Faster Training, 96% Smaller Model Size; Applicable to Real-World Challenges

VANCOUVER, British Columbia, Jan. 22, 2025 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the “Company”), a cognitive computing company specializing in next-generation intelligent systems, has shared preliminary results on its variant of the “Atari 100K Challenge” a leading AI industry benchmark, where software agents must learn gameplay proficiency, on their own, using a limited amount of training data.

The results, which can be found in a blog post on the Company’s website titled “Mastering Atari Games with Natural Intelligence,” showcase how agents powered by GeniusTM, a toolkit for developing intelligent agents, were able to match or exceed the performance of state-of-the-art Deep Reinforcement Learning (DRL) and Transformer algorithms using 90% less data. DRL is the algorithm that underpins work such as Google Deepmind’s AlphaZero, AlphaGo, and AlphaFold, while Transformers are the foundation of Generative AI and LLMs like OpenAI’s GPT, and other popular models like Anthropic’s Claude, Google’s Gemini, Meta’s Llama, X.AI’s Grok and others.

“The Atari Challenge represents more than just machines playing games. Video games are a proxy for the complex dynamic systems all around us,” said Gabriel René, founder and CEO of VERSES. “We need AI to help us to better navigate the complexity and uncertainty of the real-world; yet state-of-the-art AI algorithms remain too unreliable, inefficient and unexplainable. While there is more work to be done to productize this research into Genius, we believe these early results and the research behind them signal a historical shift towards developing smarter, safer and more scalable AI.”

The Atari 100k benchmark has been used to test an agent’s ability to excel in three critical areas: interactivity, generalization, and efficiency. VERSES’ variant, known as “Atari 10k,” tests for these same capabilities, using only 1/10th of the sample data. This increase in efficiency reduces the need to rely on large datasets and compute architectures, and indicates applicability to real-world problems where data can be sparse, incomplete, noisy, and where learning may need to occur in real time. Genius agents have demonstrated these capabilities across multiple Atari games by efficiently learning about the objects and physical mechanics of the game environments through interaction, on their own, without the need for human supervision. By learning the hidden cause-effect dynamics in the games, the agents were able to better predict outcomes and select optimal actions to outperform the state-of-the-art models even across multiple games with different objects, dynamics and goals. In contrast, DRL and Transformer architectures must rely on substantial training data and compute as well as bespoke tuning to ‘fit’ with the gameplay mechanics.

“By aligning with how intelligence has evolved in nature and how energy efficient biological systems must act to preserve their existence, we believe that the architecture and methods that underwrite Genius offer a sustainable and scalable means to building ecosystems of authentic, autonomous and agentic intelligence,” said Karl Friston, VERSES Chief Scientist.

“By Applying the Free Energy Principle, the Active Inference framework, and Bayesian Machine Learning, we are working on developing an efficient and generalized architecture that allows intelligent agents to learn and develop expertise across any domain,” said Hari Thiruvengada, VERSES Chief Technology Officer. “The reasoning, planning, and online learning capabilities that allow a Genius Agent to engage in dynamic gameplay is extremely relevant to applications such as classification, recommendations, prediction, and decision-making across a variety of industries, including financial, medical, risk analysis, autonomous driving, robotics and more.”

For a more detailed description and videos of gameplay visit our blog at verses.ai.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, currently in beta testing phase, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, statements regarding the fact that machine intelligence holds the potential of helping the public better navigate the complexity and uncertainty of the real-world; that Genius will be a viable, smarter, safer and more sustainable alternative to current mainstream AI; that the Company is developing an efficient and generalized architecture that allows intelligent agents to learn and develop expertise; the Company’s research and development plans; and the capabilities and benefits of Genius.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions, including, but not limited to, that the Company’s expectations regarding the capabilities and performance of Genius will prove to be accurate; that the Company will have the necessary funds and other resources required to carry out its business plans including the development and commercialization of Genius; that machine intelligence will be able to help the public in the manner expected; that Genius will prove to be a viable, smarter, and more sustainable option to mainstream AI; and that the Company’s development plans will remain unchanged.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors and risks that could cause VERSES’ actual results to differ materially from those indicated or implied by forward- looking statements and information. Such factors and risks may include, among other things, unanticipated costs; changes in legislation, political instability, and general economic factors impacting the Company’s development and commercialization plans and the Company’s business generally; that the Company’s expectations regarding the capabilities and performance of Genius will prove to be inaccurate; that the Company will fail to raise the necessary capital or fail to acquire or maintain the resources required to carry out its business plans including the development and commercialization of Genius; that machine intelligence will fail to help the public in the manner expected; that Genius will fail to be a viable, smarter, and more sustainable option to mainstream AI; and that the Company’s development plans will change. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward- looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.